

03011019

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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-39227

REPORT FOR THE PERIOD BEGINNING   <u>1/01/02</u>   AND ENDING   <u>12/31/02</u>
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Russell Fund Distributors, Inc.

SEC MAIL RECEIVED PROCESSING

FEB 2 8 2003

WASH. D.C. 207 SECTION

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street

(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann   (253) 591-2969

                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>Linda L. Gutmann</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Russell Fund Distributors, Inc.</u> as of <u>December 31, 2002</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Name
Title: Treasurer

_____
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Russell Fund Distributors, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2002

Russell Fund Distributors, Inc.
Table of Contents



PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000

Report of Independent Accountants

To the Board of Directors and Shareholder of
Russell Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Fund Distributors, Inc. (the Company) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

1

Russell Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Assets:

Cash equivalents	$ 4,414,697
Distribution fees receivable	936,000
Due from affiliates	22,270
Other	10,939
Total assets	**$ 5,383,906**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Distribution fees payable	$ 2,641,961
Accrued expenses	17,367
Total liabilities	2,659,328

Stockholder's equity:

Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding	3
Additional paid-in capital	1,389,997
Retained earnings	1,334,578
Total stockholder's equity	2,724,578
Total liabilities and stockholder's equity	$ 5,383,906

The accompanying notes are an integral part of the financial statements.

Russell Fund Distributors, Inc.
Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business
Russell Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of Frank Russell Investment Management Company (FRIMCo), a wholly owned subsidiary of Frank Russell Company (FRC). The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company is a broker-dealer registered pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

The Company has entered into either distribution or shareholder servicing agreements with two registered investment companies affiliated with the parent of the Company. Distribution and shareholder servicing fees received in connection with these agreements are remitted in their entirety to financial intermediaries and, therefore, no gain or loss is generated.

The Company terminated its distribution agreement with a major fund group in the first quarter of the year. Under this agreement, the fund group reimbursed the Company for costs and expenses incurred in connection with advertising and marketing the funds' shares, personnel costs and overhead expenses, plus an administration fee equal to 25% of certain compensation and benefit expenses. Revenue from this agreement amounted to $1,854,794 for the year ended December 31, 2002.

Cash equivalents
The Company considers money market funds to be cash equivalents.

Revenue recognition
Revenue from distribution activities is recognized as earned in accordance with the terms of the distribution and shareholder servicing agreements.

Income taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As of December 31, 2002, there were no temporary differences resulting in deferred tax assets or liabilities.

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. The effective tax rate is 51.4% for the year ended December 31, 2002. The provision differs from the statutory rate of 35% primarily due to state taxes and the non-deductibility of meals and entertainment.

3

Russell Fund Distributors, Inc.
Notes to Financial Statements, Continued

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related-Party Transactions

FRC pays substantially all direct expenses on behalf of the Company. The Company reimburses FRC monthly for these expenses. Up to the date of the termination of the agreement discussed in Note 1, FRC allocated certain negotiated charges to the Company such as insurance, office space and equipment charges.

3. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,662,075, which was $1,484,787 in excess of its minimum net capital requirement of $177,288, and the ratio of aggregate indebtedness to net capital was 1.6 to 1.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.